Exhibit 99.1

NEWS RELEASE
September 3, 2014
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN ANNOUNCES IXTACA GOLD-SILVER DEPOSIT PEA UPDATE
SHOWING SIGNIFICANT CAPITAL SAVINGS AND A RAMP-UP ALTERNATIVE CASE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to report positive results from an updated National Instrument (NI) 43-101 compliant Preliminary Economic Assessment (“PEA”) on its 100% owned Ixtaca Gold-Silver deposit, Mexico. The maiden PEA (reported in a Company news release on April 14th, 2014) and the PEA update have been prepared by Moose Mountain Technical Services (“MMTS”) and Knight Piésold Ltd. (“KP”). The conclusions and recommendations of the maiden PEA were that the Ixtaca deposit may be economically viable and the Company should proceed to a Pre-Feasibility study ("PFS"). Since that time work has commenced towards a PFS. The PEA Update (30,000 tonnes per day base case scenario) significantly reduces initial capital. Initial capital is further reduced with an alternative “ramp-up” case that starts with a smaller 7,000 tonnes per day mill and ramps up to 30,000 tonnes per day by Year 6. The PEA Update uses:

•	The same resource model as the maiden PEA;

•	Base Case mill throughput of 30,000 tonnes per day;

•	Mine production schedule which targets higher grades earlier and results in improvements to the maiden PEA;

•	A new waste model incorporating significantly lower specific gravity for the volcanic rock unit;

•	Lower mining costs for the volcanic unit based on a review of its characteristics;

•	Waste rock from the volcanic unit constitutes more than 90% of pre-stripping material which results in a significant reduction of initial capital;

•	The adoption of conveying to the mill.

All other inputs and parameters for the PEA update remain the same as the maiden PEA including base case metal prices ($US 1320/oz gold and $US 21/oz silver). The ramp-up case uses higher processing costs for the lower throughput years. Highlights of the PEA update are summarised below (all values shown are in $US).

PEA UPDATE HIGHLIGHTS:

Base Case Improvements:

•	Initial Capital is reduced by 19% to $399 Million;

•	Economic Results :

o	Pre-tax Net Present Value (“NPV”) of $842 Million at a 5% discount rate and internal rate of return of 37%;

o	After-tax (including new Mexican Mining Duties) NPV(5%) of $515 Million and internal rate of return of 28%;

o	After-tax payback of Initial Capital in 2.5 years.

Ramp-Up Case:

•	Initial Capital is a 40% reduction of the Base Case to $244 Million;

•	Initial production rate of 7,000 tonnes per day expanding to 30,000 tonnes per day in year 6;

•	After-tax payback of initial capital in 4.5 years and after-tax payback of expansion capital in 0.4 years.

•	Expansion is financed internally from cash flows in years 4 and 5;

•	Pre-tax NPV(5%) of $699 Million and internal rate of return of 29%;

•	After-tax (including new Mexican Mining Duties) NPV(5%) of $427 Million and internal rate of return of 23%;

It should be noted that the PEA and PEA UPDATE are preliminary in nature as they include inferred mineral resources which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. There is no certainty that the PEA or PEA Update forecasts will be realized or that any of the resources will ever be upgraded to reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

J. D. Poliquin, Chairman of Almaden reported, "This PEA update shows material improvements to the potential economic viability of the Ixtaca project. The ramp-up case demonstrates the potential for a lower initial capital start up for the deposit. The PEA update highlights the significance of the Ixtaca deposit on a world scale; the projected average annual silver production could make Ixtaca one of the top 20 silver projects in the world. We now look forward to continued exploration progress which may grow Ixtaca as we continue working on a PFS to further de-risk the project and initiate the permitting process."

Geology and Mineral Resources
The Ixtaca deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units (calcareous clastic rocks) and crosscutting pre-mineral altered dykes (“basement rocks”) with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type. Higher grade zones occur where there is a greater density of epithermal veining. These higher grade domains have good continuity and are cohesive in nature.

On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone. Since that time drilling has been focused on expanding and infilling the known resource base for this PEA which utilised the NI 43-101 Compliant Updated Mineral Resource Estimate released January 22, 2014, performed by Gary Giroux, P.Eng., qualified person under the meaning of NI 43-101, and summarised in Table 3 below. The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver. The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains. Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate.  Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 5 meters in dimension by Ordinary kriging. Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade > Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	44,590,000	0.48	30.27	1.07	682,000	43,400,000	1,528,000
0.5	30,440,000	0.61	39.44	1.38	599,000	38,600,000	1,351,000
0.7	22,320,000	0.73	48.00	1.67	525,000	34,450,000	1,196,000
1.0	15,620,000	0.88	58.66	2.03	444,000	29,460,000	1,018,000
2.0	6,000,000	1.33	86.51	3.01	256,000	16,690,000	581,000
INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade > Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	109,150,000	0.38	20.76	0.79	1,344,000	72,850,000	2,762,000
0.5	62,610,000	0.52	28.88	1.08	1,049,000	58,140,000	2,182,000
0.7	39,520,000	0.65	37.09	1.37	828,000	47,130,000	1,746,000
1.0	23,850,000	0.81	47.06	1.73	624,000	36,090,000	1,327,000
2.0	5,910,000	1.39	72.81	2.81	265,000	13,830,000	534,000
INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade > Cut-off			Contained Metal
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	43,410,000	0.36	17.52	0.70	498,000	24,450,000	974,000
0.5	22,700,000	0.50	24.99	0.98	362,000	18,240,000	717,000
0.7	13,630,000	0.63	31.56	1.25	277,000	13,830,000	546,000
1.0	7,700,000	0.79	39.81	1.57	197,000	9,860,000	389,000
2.0	1,200,000	1.18	73.69	2.61	45,000	2,840,000	101,000

Table 1: Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted. Also shown are the 0.3, 0.7, 1.0 and 2.0 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1540/oz gold and $30/oz silver.

Production and Processing
The Ixtaca gold-silver project is planned as an open pit mining operation using contractor mining. Contactor mining operating costs are assumed to be higher than expected owner-operated mining costs. Major mining equipment is comprised of 177-tonne capacity haul trucks with 27m3 shovels. The estimated mining inventory is comprised of 218 million tonnes of rock and 125 million tonnes of mineralized material with an average mill feed grade of 0.430 grams per tonne gold and 25.71 grams per tonne silver. A total of 1.56 million ounces of gold and 93.5 million ounces of silver would be produced over the life of mine. The PEA Update base case includes a 30,000 tonne per day process plant to produce gold and silver doré on site. The process plant includes conventional crushing, grinding, gravity, flotation, concentrate leaching and Merrill-Crowe extraction process. Average process recoveries for gold and silver are expected to be 90% based on test work carried out at the Blue Coast Research Ltd laboratory in British Columbia, Canada under the supervision of MMTS. The following table summarizes the production and processing parameters:

Table 2 – Base Case Projected Production and Processing Summary
Total Mill Feed Material	125.3 Million tonnes
Processing Rate	30,000 tonnes per day
Life of Mine (LOM) Strip Ratio	1.7 : 1
	Gold	Silver
Average Mill Feed Grade	0.430 g/t	25.71 g/t
Average Process Recoveries	90%	90%
Average Annual Production LOM (ounces)	130,000	7,788,000
Total Production (ounces)	1,562,000	93,461,000

Capital and Operating Costs
The total estimated initial capital cost for the Ixtaca gold-silver project is $399 million and the estimated total LOM operating costs are $14.48 per tonne mill feed. The following tables summarize the cost components:

Table 3 – Base Case Initial Capital Costs ($ Millions)
Site Infrastructure	$20.4
TMF and Water Management	$44.7
Pre-stripping	$64.5
Mining Equipment	$8.0
Process Plant, Doré Plant and Conveyor	$194.5
Indirects, EPCM, Contingency and Owner’s Costs	$67.4
Total	$399.4	*
*Numbers may not add due to rounding

Table 4 – Base Case Projected Operating Costs ($)
Contractor mining	$1.81	$/tonne mined
Contractor mining	$3.89	$/tonne milled
Stockpile re-handling	$1.00	$/tonne re-handled
Stockpile re-handling	$0.34	$/tonne milled
Processing	$9.00	$/tonne milled
Lower Throughput Processing	$14.00	$/tonne milled
Life of Mine G&A and GME	$0.97	$/tonne milled
Life of Mine TMF management and reclamation	$0.28	$/tonne milled

Economic Results and Sensitivities
A summary of financial outcomes comparing base case metal prices for both start-up scenarios to two alternative metal price situations are presented below. The three metal price scenarios match the maiden PEA scenarios. The maiden PEA base case prices were derived from a combination of spot prices in 2014 and current common peer usage. The Alternate Case prices represented the lowest sustained prices of the metals over the previous three years. The 3 year trailing average prices represented the upside potential should metal prices regain their previous strength.

Table 5 – Base Case Summary of Ixtaca Gold-Silver Economic Results and Sensitivities ($ Million)
	Alternate Case*		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price ($/oz)	$1200		$1320		$1530
Silver Price ($/oz)	$18		$21		$29
Net Cash Flow	$889	$558	$1,334	$852	$2,334	$1,496
NPV (5% discount rate)	$538	$315	$842	$515	$1,514	$950
NPV (8% discount rate)	$395	$216	$640	$378	$1,179	$727
Internal Rate of Return (%)	28.1%	20.8%	37.2%	28.3%	53.0%	41.4%
Payback (years)	2.7	3.0	2.3	2.5	1.7	2.0
*The lowest-grade stockpile material processed at the end of the mine life is below cut-off grade at the Alternate Case metal prices. In the Alternate Case this material is not processed and is counted as waste. This in turn shortens the mine life to 9 years (from 12)

Table 6 – Ramp-Up Case Summary of Ixtaca Gold-Silver Economic Results* and Sensitivities ($ Million)
	Alternate Case**		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price ($/oz)	$1200		$1320		$1530
Silver Price ($/oz)	$18		$21		$29
Net Cash Flow	$792	$494	$1,231	$779	$2,218	$1,415
NPV (5% discount rate)	$424	$246	$699	$427	$1,314	$826
NPV (8% discount rate)	$284	$151	$497	$294	$972	$603
Internal Rate of Return (%)	21.5%	16.7%	28.9%	23.2%	42.5%	34.8%
Initial Capital Payback (years)*	5.0	5.2	4.2	4.5	2.9	3.2
Expansion Capital Payback (years)	0.4	0.5	0.3	0.4	0.2	0.3
*Cash Flows, NPV and IRR numbers reflect the larger mill expansion capital being financed internally from production revenue. Payback is calculated without including the mill expansion capital in order for a relative understanding of the timing of revenue streams.
** The lowest-grade stockpile material processed at the end of the mine life is below cut-off grade at the Alternate Case metal prices. In the Alternate Case this material is not processed and is counted as waste. This in turn shortens the mine life to 13 years (from 15)

Rock Management, Environment and Community
Almaden recognises the paramount importance of protecting the environment and, to facilitate the development of a sustainable project. Knight Piésold Ltd. (“KP”) have been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Almaden established the following environmental objectives for the Project:

•	Protect surface and ground water quality;

•	Incorporate environmental enhancement opportunities into the mine and final reclamation plans;

•	Minimize the project footprint.

In order to achieve these objectives Almaden and KP have instituted the following management strategies towards the submission of a Mexican Environmental Impact Statement.

Water Management – Almaden with KP has developed a comprehensive 2014 water management strategy including the commencement of a hydrometric and climate monitoring program, and the drilling of water measurement wells. The latest modelling using regional weather patterns suggest that management of rainfall and runoff from within the project area will provide sufficient water for continuous operations for the Ixtaca mine plan. Currently local communities use existing water supplies that come from natural springs located at higher elevations and upstream of the Ixtaca deposit. Stream flow upstream of the project will be either diverted around or collected, potentially creating a new fresh water supply source for local use, or used for mining and milling processes and before any would be discharged it would be treated to meet environmental guidelines.

Management of Rock – The limestone host rock, which constitutes approximately 1/3 of the total waste rock has buffering capacity. Static geochemical testing is currently underway to characterize this further.

Environmental Monitoring – Groundwater monitoring to ensure compliance with all applicable best management practice (BMP) technologies is a fundamental component of the Project. Flora and fauna studies are also underway.

Community - The Ixtaca deposit and any potential mining operation will be located in an area previously logged or cleared.  Existing land use in the project area is minimal. The Company has employed up to 70 local people in its drilling program who live local to the Ixtaca deposit. Local employees make up virtually all the drilling staff, who have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local communities to be major stakeholders in the Ixtaca deposit’s future along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated future studies are properly understood and communicated throughout the course of the Company’s exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Economic Impacts - The economic analysis set out in the PEA update also provides some possible indications of the potential economic impact of the Ixtaca Project on the local, Puebla State and Mexico economies, should the future work and permitting support development of a mining operation. Highlights include:

•	Direct employment of more than 400 people during the construction phase and 430 people during the subsequent approximately 12 year operating phase;

•	Gross investment of approximately $80 million in capital equipment and equipment manufacturing during the construction phase; and,

•
Approximately $483 million in direct taxes to all levels of government, including payments to the local Municipality ($60 million), Puebla State ($109 million) and Federal ($314 million) governments over the approximately 12 year operating life of the project, but excluding payroll taxes, sales taxes and income taxes paid by employees.

Metallurgical Gold and Silver Test Work
Almaden has previously reported preliminary metallurgical test results (for details consult Almaden’s news release of January 31, 2013 and the 2013 Tuligtic Project NI 43-101 Technical Report filed on SEDAR). These first test results showed that standard gravity and flotation techniques could result in non-optimised gold and silver recoveries that are roughly equivalent for each geological domain. This preliminary test work indicates that leaching the combined gravity/flotation concentrate can produce a gold and silver doré on site. All geologic domains were tested using whole core composites selected to represent a range of grades.

Subsequent to the publication of the preliminary results, in 2013, additional metallurgical work, on the original and new whole core composites, focused on optimizing gravity and rougher flotation results over a broader range of head grades. At present the preliminary test work performed to date indicates overall Au and Ag recoveries from a combination of flotation and gravity concentration and intensive leaching of this combined concentrate to average 90% for Au and Ag across all geologic domains. Further PFS-level metallurgical test work focussing on process optimization is currently underway on variability samples collected from fresh drill core. This program will focus on the optimisation of the gravity/bulk flotation/concentrate and intensive leaching process. Offsite refining of the concentrates will also be evaluated.

Next Engineering and Development Steps
The Company has initiated work towards a Pre-Feasibility Study. Apart from further metallurgical studies (underway), the work initiated includes geo-mechanical (field work completed) and geotechnical (underway) drilling, static geochemical test work (underway) to characterise rock chemistry and long lead time environmental and water monitoring. Other work underway currently includes environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring. A NI 43-101 technical report for the Ixtaca Deposit PEA Update will be filed on SEDAR (www.sedar.com) within 45 days.

Qualified Persons, Quality Control and Assurance
The following companies have undertaken work in preparation of the PEA update:

•	APEX Geoscience Ltd. (Exploration and Drill data QA/QC)

•	Giroux Consultants Ltd. (Mineral Resource Estimation)

•	Moose Mountain Technical Services (Overall Report Preparation, Mine Plan and Mineral Processing, Infrastructure and Financial Model)

•	Knight Piésold Engineering Ltd. (Geotechnical, Environmental, Rock and Tailings Management)

The independent qualified persons responsible for preparing the Ixtaca Preliminary Economic Assessment are; Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS, Ken Embree, P.Eng. of KP, Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101") and have reviewed and approved the contents of this news release.

MMTS is an association of Geologists, Engineers and Technicians providing experienced knowledge in Geology, Mine Engineering, and Metallurgical Services and Support to the mining industry for over 15 years. Through their network of associates they provide an integrated team of experts and QP’s. Services range from early grassroots exploration and development, block model builds, resource and reserve estimates, advanced planning and studies for mine proposals (including operational support), process design and permitting process guidance and support. MMTS has experience working on coal, gold, silver, copper, molybdenum, and tungsten deposits throughout North and South America and around the world. A list of specific projects worked on by MMTS can be found at www.moosemmc.com.

Knight Piésold is an international consulting firm and recognized leader in providing engineering and environmental services.

The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of Almaden’s drill hole and QAQC databases. The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate. A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and down hole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo. The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses. The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101. All drill sections and related assay data from the 2013 drilling program used in the resource estimate have been posted to the Company’s website.

Exploration Opportunities
The Ixtaca deposit is one of several exploration targets on the wholly owned Tuligtic property. The 14,000 hectare Tuligtic claim covers an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone. In 2014 the Company anticipates redirecting drilling efforts to the exploration of high priority epithermal targets outside of the Ixtaca Zone but within the project boundaries.

The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in the PEA update.

Cautionary Note concerning estimates of Measured, Indicated and Inferred Mineral Resources
This news release uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”), and mineral resource information contained herein may not be comparable to similar information disclosed by United States companies.

This news release uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with reporting standards in Canada.  We advise United States investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  United States investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves under SEC definitions.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  Therefore, United States investors are also cautioned not to assume that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” exist.  In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of pre-feasibility or other economic studies. It cannot be assumed that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects in Canada, the United States and Mexico, including the Ixtaca Zone of the Tuligtic Project, through its grass roots exploration efforts. Uniquely, the Company has pioneered a new geologic and mineral district in Eastern Mexico through conceptual science driven exploration resulting in the acquisition through staking of a portfolio of early stage exploration properties, each of which represent exiting opportunities for the potential discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model has been to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring, developing and advancing its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.